Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005

                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                            January 31, 2006

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                Re: AllianceBernstein Municipal Income Fund, Inc. Post-Effective Amendment No. 36
                        (File Nos. 33-7812 and 811-04791)

                        AllianceBernstein Municipal Income Fund II
                        Post-Effective Amendment No. 21
                        (File Nos. 33-60560 and 811-07618)

Dear Ms. Stirling:

          This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 35 and Post-Effective Amendment No. 20 to the registration statements filed on Form N-1A of AllianceBernstein Municipal Income Fund, Inc. and AllianceBernstein Municipal Income Fund II (each a "Fund" and collectively the "Funds"), respectively, as provided orally to the undersigned on January 10, 2006. The Staff's comments and our responses are discussed below:

Prospectuses
------------

Comment:       Fee Tables and Examples
               In order to clarify and make them simpler, footnotes should be separate for the Fee Table and the Examples. Currently, the Funds combine footnotes for the Fee Tables and the Examples. Please separate the footnotes visually by numbering footnotes for the Fee Table using letters (e.g., a, b, c, etc.) and numbering footnotes for the Examples using symbols (e.g., +, ++, etc).

Response:      The footnotes have been revised accordingly.

Comment:       Repurchase Agreement
               The first sentence in the disclosure regarding repurchase agreements does not make sense and should be revised.

Response:      The sentence has been revised accordingly.

Comment:       Information On Back Cover Page
               Item 1(b) of Form N-1A has been amended to require that a Fund include on the back cover page whether the Fund's SAI, annual and semi-annual reports are available on the Fund's internet website. Disclose that these documents are available on the Fund's website, or if not, disclose the reasons why.

Response:      The requested disclosures have been made accordingly.

Comment:       Hypothetical Investment and Expense Information
               In discussing this disclosure, the Staff indicated that the information should be calculated giving effect to sales loads. The Staff also stated that expenses should be calculated net of waivers only for the waiver period and gross expenses should be used thereafter. Further, the Staff requested that we explain in the introduction that this information is being provided as part of the settlement agreement with the New York Attorney General's office.

Response:      The Funds will make the requested changes to this disclosure.

Comment:       State-Specific Risks
               The statement of additional information contains disclosure of the risks specific to each state. Include a summary of these risks in the prospectus.

Response:      The Funds have previously discussed this requested disclosure with the Staff. The Funds have declined to add the disclosure because it would be repetitive and lengthy. In addition, the Funds believe that the current disclosure appropriately highlights that there are risks of investing in a single state
               Portfolio. Therefore, the Funds decline to make this change.

Statement of Additional Information ("SAI")
-------------------------------------------

Comment:       Diversification Policy
               There is disclosure in the SAI stating that a Portfolio is diversified. Include this as one of the enumerated fundamental policies. In addition, discuss what it means to be diversified under the Investment Company Act of 1940.

Response:      The disclosure has been revised accordingly.

          The Funds hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

         If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                     Sincerely,



                                                     /s/ Michelle Roberts
                                                     ---------------------
                                                     Michelle Roberts

cc:   Joseph Bertini, Esq.
      Kathleen K. Clarke, Esq.



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